NEWS RELEASE

March 6, 2006

CANETIC RESOURCES TRUST TO RELEASE 2005 YEAR-END RESULTS AND PROVIDES CONFERENCE CALL DETAILS

CALGARY, ALBERTA (CNE.UN – TSX; CNE –  NYSE) – Canetic Resources Trust announced that it will release its predecessor, Acclaim Energy Trust’s operating and financial results for 2005 and the combined Acclaim and StarPoint year-end reserve report , following the close of markets on Thursday, March 9, 2006.

Canetic will host a conference call and question and answer session at 9:00 a.m. MST (11 a.m. EST) on Friday, March 10, 2006 to discuss the results and the Trust’s outlook.  The conference call will be chaired by Mr. Paul Charron, President and CEO.  The call will also be available via webcast from Canetic Resources Trust’s website (www.canetictrust.com) and from the VCall website (www.vcall.com).

Canetic Resources Trust 2005 and 4th Quarter Results Conference Call:

Toll-Free across North America: 1-877-888-4210

Within Toronto and area: 416-695-6622

A recorded playback of the call will also be made available until March 24:

Toll-free across North America: 1-888-509-0081

Within Toronto and area: 416-695-5275

Canetic Resources Trust started trading on January 9, 2006 on the Toronto Stock Exchange, and on February 15, 2006 on the New York Stock Exchange.  Canetic was formed from the merger of Acclaim Energy Trust and StarPoint Energy Trust and produces approximately 75,000 boe/d, weighted 60 percent to oil and liquids and 40 per cent to natural gas.  The Trust has approximately a 9 year reserve life index and is one of the largest producers of conventional oil and gas in the Canadian royalty trust sector.   For further information, visit www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or by toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

1-877-539-6300

info@canetictrust.com

www.canetictrust.com